Exhibit to Item 77Q1



October 25, 2007


Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RiverSource Diversified Income Series, Inc. (the "Registrant"), and, under the date of October 20, 2006 we reported on the financial statements of the Registrant as of and for the years ended August 31, 2006. On April 13, 2007 we were dismissed. We have read the Registrant's statements included under Sub-Item 77K of its Form N-SAR, provided to us on October 25, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) The Joint Audit Committee and the Board of Directors of the Registrant approved the dismissal of KPMG LLP on April 12, 2007 or (ii) the statements in the last paragraph.

Very truly yours,

/s/ KPMG LLP